JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


June 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 71 to the Registration Statement under the Securities Act of 1933 and Amendment No. 72 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) Mergers of the following existing funds into the following respective existing funds of the Trust:

     1. JNL/PPM America Core Equity Fund will merge into the following, under new management by Investment Sub-Adviser Mellon Capital Management
          Corporation:

          JNL/Mellon Capital Management S&P 500 Index Fund

     2. JNL/S&P Retirement Income Fund will merge into the following, under management by Investment Sub-Adviser Standard & POor's Investment Advisory Services, LLC:

          JNL/S&P Managed Moderate Fund

     3. JNL/S&P Retirement 2015 Fund will merge into the following, under management by Investment Sub-Adviser Standard & Poor's Investment Advisory Services, LLC:

          JNL/S&P Managed Moderate Growth Fund

     4. JNL/S&P Retirement 2020 Fund will merge into the following, under management by Investment Sub-Adviser Standard & Poor's Investment Advisory Services, LLC:

          JNL/S&P Managed Growth Fund

     5. JNL/S&P Retirement 2025 Fund will merge into the following, under management by Investment Sub-Adviser Standard & Poor's Investment Advisory Services, LLC:

          JNL/S&P Managed Growth Fund

2) The addition of the following fund to be advised by a new Investment Sub-Adviser Ivy Investment Management Company:

     JNL/Ivy Asset Strategy Fund

     Please note that the Fund description for the JNL/Ivy Asset Strategy Fund is similar to the retail fund description found under CIK 000883622, Ivy Funds Inc, Ivy Asset Strategy Fund.

3) The addition of the following fund to be advised by existing Investment Sub-Adviser Mellon Capital Management Corporation:

     JNL/Mellon Capital Management Global Alpha Fund

     Please note that the Fund description for the JNL/Mellon Capital Management Global Alpha Fund is similar to the retail fund description found under CIK 0000914775, Advantage Funds, Inc., Dreyfus Global Absolute Return Fund.

4) The replacement of Goldman Sachs Asset Management, L.P. with T. Rowe Price Associates, Inc. for one fund (the JNL/Goldman Sachs Short Duration Bond
     Fund);

     Please note that the Fund description for the JNL/T. Rowe Price Short-Term Bond Fund is similar to the retail fund description found under CIK 0000731890, T. Rowe Price Short-Term Bond Fund, Inc.

5) A Fund Name from JNL/Credit Suisse Global Natural Resources Fund to JNL/Credit Suisse Commodity Securities Fund.

6)   To reflect other changes.

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.